# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Tree Capital Corporation, CIK 0001944831
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 175 Berkeley Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-260904
Filed by CIK 0001142872

## Reporting persons
- Liberty Mutual Holding Company Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,382,053; sole dispositive power 0; shared dispositive power 2,382,053; aggregate amount beneficially owned 2,382,053 (15.9% of the class)
- Liberty Mutual Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 952,743; sole dispositive power 0; shared dispositive power 952,743; aggregate amount beneficially owned 952,743 (6.4% of the class)
- Peerless Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 714,460; sole dispositive power 0; shared dispositive power 714,460; aggregate amount beneficially owned 714,460 (4.8% of the class)
- Safeco Insurance Company of America: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 357,425; sole dispositive power 0; shared dispositive power 357,425; aggregate amount beneficially owned 357,425 (2.4% of the class)
- The Ohio Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 357,425; sole dispositive power 0; shared dispositive power 357,425; aggregate amount beneficially owned 357,425 (2.4% of the class)

## Item 1. Issuer
Name of issuer: Willow Tree Capital Corporation
Address of issuer's principal executive offices: 450 Park Avenue, 29th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
Liberty Mutual Holding Company Inc.
Liberty Mutual Insurance Company
Peerless Insurance Company
Safeco Insurance Company of America
The Ohio Casualty Insurance Company
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person:
175 Berkeley Street
Boston, MA 02116
Citizenship: Liberty Mutual Holding Company Inc.: Massachusetts; Liberty Mutual Insurance Company: Massachusetts; Peerless Insurance Company: New Hampshire; Safeco Insurance Company of America: New Hampshire; The Ohio Casualty Insurance Company: New Hampshire

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Liberty Mutual Holding Company Inc.: 2,382,053
(2) Liberty Mutual Insurance Company: 952,743
(3) Peerless Insurance Company: 714,460
(4) Safeco Insurance Company of America: 357,425
(5) The Ohio Casualty Insurance Company: 357,425
Percent of class:
(1) Liberty Mutual Holding Company Inc.: 15.9%
(2) Liberty Mutual Insurance Company: 6.4%
(3) Peerless Insurance Company: 4.8%
(4) Safeco Insurance Company of America: 2.4%
(5) The Ohio Casualty Insurance Company: 2.4%
The percentage of shares of the Issuer's common stock as reported in this Schedule 13G/A is based upon
14,939,976 shares issued and outstanding as of December 23, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(i) Liberty Mutual Holding Company Inc.: 2,382,053
(ii) Liberty Mutual Insurance Company: 952,743
(iii) Peerless Insurance Company: 714,460
(iv) Safeco Insurance Company of America: 357,425
(v) The Ohio Casualty Insurance Company: 357,425
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(i) Liberty Mutual Holding Company Inc.: 2,382,053
(ii) Liberty Mutual Insurance Company: 952,743
(iii) Peerless Insurance Company: 714,460
(iv) Safeco Insurance Company of America: 357,425
(v) The Ohio Casualty Insurance Company: 357,425

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Liberty Mutual Holding Company Inc.: /s/ Vlad Barbalat, Vlad Barbalat/Executive Vice President (12/26/2024)
- Liberty Mutual Insurance Company: /s/ Vlad Barbalat, Vlad Barbalat/Executive Vice President (12/26/2024)
- Peerless Insurance Company: /s/ Vlad Barbalat, Vlad Barbalat/Executive Vice President (12/26/2024)
- Safeco Insurance Company of America: /s/ Vlad Barbalat, Vlad Barbalat/Executive Vice President (12/26/2024)
- The Ohio Casualty Insurance Company: /s/ Vlad Barbalat, Vlad Barbalat/Executive Vice President (12/26/2024)